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Media release

02049760

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RECD S.E.C.
AUG 3 0 2002
1086

Basel, 26 August 2002

Landmark XENDOS study shows Xenical prevents or delays the development of type 2 diabetes

Roche announced today that the results of the 4 year landmark XENDOS study involving 3304 patients demonstrated that the weight loss medication Xenical can prevent or delay the development of type 2 diabetes. Furthermore, the XENDOS study data showed significant and sustained weight loss over the long term[1].

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SEP 12 2002
THOMSON FINANCIAL

Commenting on the results presented at the 9th International Congress on Obesity (ICO) in Sao Paulo, Brazil, Professor Lars Sjöström the XENDOS principal investigator, said "Against the background of several studies which show lifestyle intervention in the prevention of diabetes to be successful, it is a significant step forward to be able to show that treatment with Xenical in combination with lifestyle modification is more effective than lifestyle intervention alone both in diabetes prevention and weight loss."

"The outstanding XENDOS study results show that Xenical has a key role in combating the diabetes epidemic. Diabetes is a dangerous and expensive complication to obesity. An effective and safe drug that helps to prevent or delay the disease, as well as to maintain weight loss over the long term, is of real value for millions of overweight people at risk of developing diabetes," said William M. Burns, head of the Pharmaceutical division at Roche.

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XENDOS study results showed that:

- Xenical plus lifestyle intervention is significantly better than lifestyle intervention alone in preventing or delaying the development of type 2 diabetes
- The risk of developing type 2 diabetes was 37% lower in people treated with Xenical plus lifestyle intervention compared with lifestyle intervention alone

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- Weight loss, both in the short and the long term, was significantly greater with Xenical plus lifestyle intervention compared with lifestyle intervention alone (-11.4 vs -7.5 kg at one year and -6.9 vs -4.1kg at four years)
- Weight loss was successfully maintained in the long-term, with almost twice as many Xenical treated patients losing more than 10% body weight at the end of four years of treatment (26% vs 16%). Even more patients had lost more than 5% body weight after four years (53% vs 37%), an amount that has been shown to have clear health benefits
- Xenical-treated patients had significant, sustained, long-term improvements in cardiovascular risk factors such as blood pressure and lipid profile compared with lifestyle intervention alone
- Treatment with Xenical for 4 years was safe and well-tolerated. Xenical is now the only weight loss medication available whose safety has been studied for this length of time

Type 2 diabetes

Worldwide, the prevalence of overweight and obesity is growing at an epidemic rate, with a corresponding surge in the incidence of type 2 diabetes. It is estimated that there are at least 150 million people in the world with diabetes and that type 2 diabetes accounts for 90 per cent of all cases. This figure is expected to double over the next 25 years. Because of the severe health & cost complications of type 2 diabetes, organisations such as the International Diabetes Federation (IDF) have called for increased efforts to prevent the development of type 2 diabetes. President of the IDF, Professor George Alberti, stated recently that "The importance of diabetes prevention cannot be underestimated".[2]

Excess weight

Excess weight is well recognised as the most important modifiable risk factor for the development of type 2 diabetes. A number of recent studies have shown that lifestyle intervention (to reduce weight and increase physical activity) has a dramatic effect on delaying or preventing the development of type 2 diabetes[3,4]. As a result of these findings, authorities currently recommend lifestyle intervention as the most effective treatment approach to preventing type 2 diabetes, particularly as there are additional health benefits such as reduced blood pressure, reduced cholesterol levels and improved quality of life.[5]

About Xenical

Xenical is the only available weight loss medication that works locally in the gut to prevent dietary fat absorption by around 30 per cent to effectively promote weight loss. It is an effective therapy that not only helps patients lose weight, but also helps them maintain their weight loss. Xenical is well tolerated and unlike appetite suppressants, it does not act on the brain. Since it was first marketed in 1998, there have been more than 13.5 million patient treatments with Xenical world-wide. Xenical is

licensed for weight management in 149 countries around the world.
For further information please go to: www.managingyourweight.com

About Xenical Weight Management Programmes

Roche has developed Xenical weight management programmes (WMPs) for healthcare professionals to use with their patients. The programme aims to help patients set and reach realistic weight goals while modifying their dietary intake and behaviour in the long-term. The programmes are individually tailored to help people achieve their weight loss goals, and maintain weight loss, through healthy eating, physical activity, behaviour modification and pharmacotherapy.

Roche provides free patient support programmes in around 50 countries worldwide to help people taking Xenical. Recent data demonstrated that patients enrolled in Xenical WMPs can significantly improve the levels of weight loss achieved and can increase their overall satisfaction and compliance with treatment.

About Roche

Headquartered in Basel, Switzerland, Roche is one of the world's leading research-orientated healthcare groups in the fields of pharmaceuticals, diagnostics and vitamins. Roche's innovative products and services address prevention, diagnosis and treatment of diseases, thus enhancing people's well-being and quality of life.

Roche International Award for Obesity Journalism

The Roche International Award for Obesity Journalism is a new initiative to recognise excellence in overweight and obesity reporting. For more information and submission details, please visit www.managingyourweight.com/formedia/formedia_ja.cfm or contact obesityjournalism@shirehealthinternational.com.

References:

1. Sjostrom L. et al "XENDOS (XENical in the prevention of Diabetes in Obese Subjects): A Landmark Study". Poster presented at ICO, Sao Paulo, 2002.
2. Kumanyika S, Jeffrey RW, Morabia A, et al. Obesity prevention: the case for action. Int J Obes Relat Metab Disord 2002;26: 425-36
3. Diabetes Prevention Study (DPS). NEJM, May 3, 2001. Prevention of type 2 diabetes mellitus by changes in lifestyle among subjects with impaired glucose tolerance. Tuomilehto et al
4. Diabetes Prevention Program (DPP). NEJM, February 7, 2002. Reduction in the incidence in type 2 diabetes with lifestyle intervention or metformin
5. ADA/NIDDK (Diabetes Care)